Hogan & Hartson
l.l.p.
COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL. (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM
February 13, 2006
BY HAND DELIVERY AND EDGAR
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation Form 10-K for the fiscal year ended 6/30/05 Filed August 31, 2005 Form 10-Q for the quarter ended 9/30/05 Filed November 14, 2005 File No. 000-21059
Dear Mr. Krikorian:
     On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s comment letter dated February 10, 2006 to ACE*COMM’s response letter dated February 6, 2006 relating to your accounting comments on ACE*COMM’s financial statements in the above filings.
     ACE*COMM’s responses to the Staff’s comments are set forth below beneath the text of the corresponding comment from the comment letter.
Form 10-K for the Fiscal Year Ended June 30, 2005
Financial Statements
Notes to Consolidated Financial Statements
WASHINGTON, DC
BALTIMORE     BEIJING     BERLIN     BOULDER     BRUSSELS     BUDAPEST     CARACAS      COLORADO SPRINGS     DENVER     GENEVA     HONG KONG     LONDON
LOS ANGELES     MIAMI     MOSCOW     NEW YORK     NORTHERN VIRGINIA     PARIS     SHANGHAI     TOKYO     WARSAW

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 13, 2006

Note 7 – Merger and Acquisitions, page 11
4. We note your response to prior comment number 4. Clarify your statement that the amendment related “Primarily to the estimated value of certain specific contracts existing on the date of acquisition and changes in that estimated value post acquisition”. Explain why the estimated value has changed (i.e., original assumptions were incorrect or events occurred subsequent to acquisition that changed those assumptions). In this regard, demonstrate to us how you can clearly and directly link the adjustment on an objective basis to the estimated fair value of the contracts post acquisition. Indicate why the “post acquisition” decline in value is not the result of an impairment subsequent to acquisition that should be recorded in accordance with SFAS 144. In addition, tell us and clearly disclose how you will account for the earn-out. See paragraph 51(f) of SFAS 141.
Response: ACE*COMM’s negotiation of the purchase price paid for 2helix was derived from a formula that calculated the purchase price by multiplying the sum of the prior year’s revenue plus the forecasted revenue for the first year after acquisition by a multiplier. As part of ACE*COMM’s due diligence on 2helix, it estimated forecasted revenues from significant customers. However, within three weeks of consummating the acquisition, ACE*COMM learned that it had relied on erroneous information related to the revenues and subsequent cash flows expected to be derived from two major 2helix customers, directly impacting the fair value assigned to 2helix.
Discussions were immediately commenced with the selling shareholders to amend the deal to give effect to this change in value, culminating in the formal amendment signed in October 2005. Because the reduction in revenue from the two customers is directly linked to the purchase price reduction in the formula, ACE*COMM believes it is appropriate to adjust the purchase price as the conditions that gave rise to the amendment existed at the acquisition date. To account for the amendment through the income statement post acquisition implies that the events involving these contracts occurred post acquisition, which is not believed to be the case.
The purchase price adjustment was reflected in the same manner as the original purchase price allocation. The revenue forecasted from the two customers was adjusted and a revised contract value was determined. The excess of reduction in purchase price over the reduction in contract value of $1.2 million was allocated to goodwill in the same manner as the original allocation.
As part of the change in purchase price, a higher earn-out and escrow were established. The earn-out was extended to two years and the revenue target was increased to $11.0 million with partial payment beginning at 75% achievement $8.25 million. At the time of the amendment (and today), seven months into the two-year period, ACE*COMM assessed

Hogan & Hartson L.L.P.
Stephen Krikorian, Accounting Branch Chief
U.S. Securities and Exchange Commission
February 13, 2006

that payment under the earn-out was not determinable beyond a reasonable doubt as set forth in paragraph 26 of Statement 141.
Because the reduction in purchase price is directly linked to the original purchase price and the reduction in purchase price exceeded the reduction in contract value, ACE*COMM properly recorded the amendment as a reduction in purchase price and not an impairment.
Should the earn-out become determinable beyond a reasonable doubt, the additional consideration then payable will need to be recorded. ACE*COMM also has considered the implication of EITF 95-8 on the acquisition of 2helix and plans to account for this additional consideration, if any, as an adjustment to purchase price based upon the relevant facts and circumstances. ACE*COMM notes that one of the factors considered is the earn-out is not contingent upon the continued employment of the selling shareholders. The Company will expand its disclosure on the accounting for the earn-out in future filings.
*     *     *     *     *
     Your attention to this response is greatly appreciated. Should you have any questions concerning the above response please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.

Respectfully submitted,
/s/ Steven M. Kaufman

Steven M. Kaufman

Enclosures

cc:	Steven R. Delmar Frank A. Bacelli